BEYOND COMMERCE, INC.
9029 South Pecos Road, Suite 2800
Henderson, NV 89074

February 11, 2010

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng, Special Counsel

Re:          Beyond Commerce, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 11, 2010
File No. 333-161461

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Beyond Commerce, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00pm, Eastern Time, on February 16, 2010, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Beyond Commerce, Inc.

By: /s/ Mark V. Noffke
Name: Mark V. Noffke
Title:  Chief Financial Officer